Mail Stop 0510

    May 27, 2005

via U.S. mail and facsimile

Mr.  H. O. Woltz III
President and Chief Executive Officer, Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

 RE: Form 10-K for the fiscal year ended October 2, 2004
    File No. 1-9929

Dear Mr. Woltz:

    We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

    If you have any further questions regarding our review of
your
filings, please direct them to Marie Trimeloni, Staff Accountant,
at
(202) 551-3734 or, in her absence, to the undersigned at (202)
551-
3769.

        Sincerely,


        Rufus Decker
        Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

        DIVISION OF
CORPORATION FINANCE